Exhibit 99.1

Mobilicom to Transition its ADSs to Ordinary Shares on Nasdaq in Line with Company’s U.S.-Based Global Growth Strategy

Ordinary shares will commence trading on Nasdaq on December 8, 2025

Benefits include facilitating eligibility for some core U.S. indices and ETFs that exclude ADRs, further broadening institutional and retail investor access

Offers broader access and ease of trading for retail investors, brokers, and institutions while also reducing costs for shareholders and Mobilicom

Palo Alto, California, Dec. 04, 2025 (GLOBE NEWSWIRE) -- Mobilicom Limited (Nasdaq: MOB, MOBBW) (“Mobilicom” or the “Company”), a provider of cybersecurity and robust solutions for drones and robotics, today announced its American Depositary Shares (“ADSs”) will be transitioned to a direct listing of the Company’s ordinary shares on the Nasdaq Capital Market, effective at the opening of trading on December 8, 2025.

“For Mobilicom, this change reflects our commitment to making trading in our shares as accessible and efficient as possible for investors, as we execute on our U.S.-based growth strategy in the autonomous systems market,” said Oren Elkayam, CEO and Founder of Mobilicom. “Shareholders will benefit from direct ownership and a clearer path to U.S. index inclusion.”

Direct listing of U.S.-listed ordinary shares facilitate eligibility for certain core U.S. indices and ETFs that exclude ADRs, further broadening institutional and retail investor access.

The transition from ADSs to ordinary shares reflects the Company’s ongoing efforts to streamline its corporate structure and improve accessibility for U.S. investors. By eliminating the ADR program, Mobilicom removes associated administrative complexities and depositary fees, simplifies corporate actions, and strengthens the connection between the Company and its shareholders. The move also aligns Mobilicom with practices adopted by other global issuers, enhancing U.S. investor access and reducing operational frictions.

The American depository receipt program and the related Deposit Agreement are expected to terminate after market closes on December 5, 2025, in conjunction with a 1-for-275 reverse share split of the Company’s ordinary shares.  At such time, the Company's ADSs will be mandatorily cancelled and the Company’s ordinary shares underlying the ADSs will be distributed to holders of the ADSs. Each holder of one ADS will receive one ordinary share of the Company. The Company expects its ordinary shares will be listed and commence trading on the Nasdaq Capital Market under the Company’s existing ticker symbol “MOB” when market opens on December 8, 2025, the trading day immediately after termination of the ADR program.

The Company's board of directors has determined that termination of the ADR program and listing of the ordinary shares directly is in the best interest of the Company and its shareholders.

ADS holders do not need to take any action to convert their holdings. The depositary bank responsible for the ADS program will provide guidance regarding the conversion process and the final cancellation of the ADSs.

About Mobilicom

Mobilicom is a leading provider of cybersecure robust solutions for the rapidly growing defense and commercial drones and robotics market. Mobilicom’s large portfolio of field-proven technologies includes cybersecurity, software, hardware, and professional services that power, connect, guide, and secure drones and robotics. Through deployments across the globe with over 50 customers, including the world’s largest drone manufacturers, Mobilicom’s end-to-end solutions are used in mission-critical functions.

For investors, please use https://ir.mobilicom.com/

For company, please use www.mobilicom.com

Forward Looking Statements

This press release contains “forward-looking statements” that are subject to substantial risks and uncertainties. For example, the Company is using forward-looking statements when it discusses its expectation that its ordinary shares will be listed and commence trading on the Nasdaq Capital Market on December 8, 2025, executing on its U.S.-based growth strategy in the autonomous systems market, its ongoing efforts to streamline its corporate structure and improve accessibility for U.S. investors. All statements, other than statements of historical fact, contained in this press release are forward-looking statements. Forward-looking statements contained in this press release may be identified by the use of words such as “anticipate,” “believe,” “contemplate,” “could,” “estimate,” “expect,” “intend,” “seek,” “may,” “might,” “plan,” “potential,” “predict,” “project,” “target,” “aim,” “should,” “will” “would,” or the negative of these words or other similar expressions, although not all forward-looking statements contain these words. Forward-looking statements are based on Mobilicom Limited’s current expectations and are subject to inherent uncertainties, risks and assumptions that are difficult to predict. Further, certain forward-looking statements are based on assumptions as to future events that may not prove to be accurate. These and other risks and uncertainties are described more fully in the Company’s filings with the Securities and Exchange Commission.

Forward-looking statements contained in this announcement are made as of this date, and Mobilicom Limited undertakes no duty to update such information except as required under applicable law.

For more information on Mobilicom, please contact:

Liad Gelfer

Mobilicom Ltd

liad.gelfer@mobilicom.com